Exhibit 99.1

Points.com Expands Partnership with Virgin America to Give Elevate
Members More Freedom

Members Can Now Consolidate Reward Points on Points.com

TORONTO January 25, 2011 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of the world’s leading loyalty reward program management website, www.Points.com, continues to build upon its existing relationship with Virgin America’s Elevate frequent flyer program. Now for the first time, members can grow their favorite balance quicker by moving points, miles and rewards from one of their accounts into another.

Virgin America kicked off its relationship with Points.com in April 2010. Previously, Points.com provided Elevate members with the ability to buy points, gift points, trade or transfer points to other Elevate members via Points' industry-leading loyalty management platform. Members can now exchange points, miles and rewards within their own programs so they can pool their different currencies into one account.

“As one of the most prestigious airlines in the U.S., Virgin America’s growing presence on Points.com is an organic fit and a very important one for us,” said Points International CEO Rob MacLean. "The addition of these programs on Points.com allows us to be an extension of Virgin America’s business while enabling Elevate members to take full advantage of their points on our site.”

While there is no monetary fee to exchange the points, there is an exchange rate which varies by the program used in the transaction.

“We continue to work with Points.com to help drive innovation with the goal of cementing our Elevate program as the most innovative frequent flyer program in the industry,” said Porter Gale, Vice President of Marketing at Virgin America. “Our partnership with Points.com allows us to enhance our Elevate reward capabilities quickly and easily, and in the process, improve the benefits for our members.”

With Points.com, Elevate members have the ability to track mileage balances alongside other loyalty programs, including, BestBuy® Reward Zone, American Express Membership Rewards, Wyndham Rewards, various airline loyalty reward programs, over 100 programs in all.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor, Facebook (www.points.com/facebook), or our blog (www.blog.points.com).

About Points International Ltd.
Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management web site. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, Best Buy® Reward Zone, Delta SkyMiles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. For more information, visit www.pointsinternational.com.

About Virgin America

Headquartered in California and launched in August 2007, Virgin America employs over 1800 people. The airline’s base of operations is San Francisco International Airport’s (SFO) International Terminal. The airline’s aircraft offer beautifully designed mood-lit cabins, WiFi, personal in-flight entertainment platforms and power outlets near every seat. In addition to a Main Cabin with custom-designed leather seats with a deeper, more comfortable pitch, the airline’s First Class offers white leather seats with 55 inches of pitch, 165 degrees of recline and lumbar massagers. The carrier’s Main Cabin Select offers 38-inches of pitch, free food and cocktails, an all-access pass to Red, dedicated overhead bins and priority check-in. Elevate offers one of the industry’s most generous and easy-to-redeem flight reward programs, as few as four roundtrips or 2,500 points can earn members a reward flight. Elevate members are able to retain their points indefinitely, as long as they either earn or redeem points at least once every 18 months.

The airline’s Elevate program now counts 1.7 million members. For more: www.virginamerica.com.
For photos and video: http://www.virginamerica.com/about/airline-photos/virgin-america-pictures.html

For more information contact:

Investor relations:
Laura Foster / Andrew Greenebaum
Addo Communications
T. 310-829-5400; E. lauraf@addocommunications.com; andrewg@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com